SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO MAINTAINS HIGH GROWTH OF REVENUES AND IMPROVES PROFITABILITY IN THIS QUARTER WITH CONSISTENT INCREASE IN THE EBITDA AND IN THE PROFIT, BESIDES EXPANDING ITS LEADERSHIP IN THE POSTPAID SEGMENT

November 10, 2010 – VIVO Participações S.A. announces today its consolidated results for the third quarter 2010 (3Q10). The Company’s operating and financial information is presented in Brazilian Reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the third quarter 2009 (3Q09), except as otherwise mentioned.

HIGHLIGHTS FOR  THE PERIOD

  Vivo’s customer base totaled 57,714 thousand accesses (18.2% annual growth);
  Vivo’s postpaid customer base recorded annual growth of 30.3%  (share of 49.8% of net additions in the postpaid segment in the quarter);
  Market share of 30.14%, annual increase of 0.74 p.p. (35.3% in the postpaid segment);
  1.737 thousand new accesses in the quarter, (41.5% in the postpaid segment);
  Annual increase of 10.1% in the Net Service Revenue totaling R$ 4,307.6 million, (ARPU grew sequentially for the 2nd consecutive quarter);
  Annual growth of 61.4% in Data and VAS Revenue which accounts for 19.6% of the net service revenue (Internet revenue grew 92.3%);
  EBITDA Margin of 33.4% in the quarter (+2.9 p.p. vs 2Q10);
  EBITDA increased by 10.1% over 3Q09, recording R$ 1,537.8 million in the quarter;
  Net profit of R$ 601.8 million in 3Q10, with growth of 80.9% over 3Q09 (155.0% vs. 2Q10);
  3G coverage reached 779 municipalities in September;
  Cash flowrecorded R$ 1,372.3 million in the quarter (73.6% higher than in 3Q09);
  Net debt in 3Q10 in the amount of R$ 2,411.8 million (43.2% lower than in 3Q09). Long-term debt of 81%.

Increased annual growth of the customer base in the postpaid segment.

Revenue growth maintained.

Strengthening the basis to ensure long term leadership.

Increase in profitability in EBITDA and Profit expansion

HIGHLIGHTS
						Accumulated
R$ million (Consolidated)	3 Q 10	2 Q 10	Δ%	3 Q 09	Δ%	2010	2009	Δ%
Net operating revenue	4,608.1	4,401.6	4.7%	4,174.9	10.4%	13,242.9	12,221.9	8.4%
Net service revenues	4,307.6	4,129.8	4.3%	3,913.3	10.1%	12,366.8	11,355.6	8.9%
Net handset revenues	300.5	271.8	10.6%	261.6	14.9%	876.0	866.3	1.1%
Total operating costs	(3,070.3)	(3,058.9)	0.4%	(2,778.5)	10.5%	(9,088.7)	(8,384.9)	8.4%
EBITDA	1,537.8	1,342.7	14.5%	1,396.4	10.1%	4,154.2	3,837.0	8.3%
EBITDA Margin (%)	33.4%	30.5%	2.9 p.p.	33.4%	0.0 p.p.	31.4%	31.4%	0.0 p.p.
Depreciation and amortization	(556.1)	(840.2)	-33.8%	(791.6)	-29.7%	(2,267.6)	(2,397.8)	-5.4%
EBIT	981.7	502.5	95.4%	604.8	62.3%	1,886.6	1,439.2	31.1%
Net income	601.8	236.0	155.0%	332.7	80.9%	1,029.7	647.4	59.1%
Capex	675.2	489.2	38.0%	541.5	24.7%	1,493.1	1,658.8	-10.0%
Capex over net revenues	14.7%	11.1%	3.6 p.p.	13.0%	1.7 p.p.	11.3%	13.6%	-2.3 p.p.
Accesses (thousand)	57,714	55,977	3.1%	48,847	18.2%	57,714	48,847	18.2%
Net additions (thousand)	1,737	2,028	-14.3%	2,028	-14.3%	5,970	3,902	53.0%

Basis for presentation of results
Figures disclosed are subject to differences, due to rounding-up procedures. Information for 2009 was prepared on a consolidated basis and, as a consequence of the effects of the adoption of all the CPC pronouncements, whenever applicable, some figures disclosed in 3Q09 were reclassified in order to allow comparison between the periods. The adoption of such practices has the purpose of complying with the presentation of the financial statements in full in conformity with the IFRS.

OPERATING HIGHLIGHTS

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	3 Q 10	2 Q 10	Δ%	3 Q 09	Δ%	2010	2009	Δ%
Total number of accesses (thousand)	57,714	55,977	3.1%	48,847	18.2%	57,714	48,847	18.2%
Postpaid	12,072	11,351	6.4%	9,267	30.3%	12,072	9,267	30.3%
Prepaid	45,642	44,626	2.3%	39,580	15.3%	45,642	39,580	15.3%
Market Share (*)	30.14%	30.24%	-0.10 p.p.	29.40%	0.74 p.p.	30.14%	29.40%	0.74 p.p.
Net additions (thousand)	1,737	2,028	-14.3%	2,028	-14.3%	5,970	3,902	53.0%
Market Share of net additions (*)	27.4%	33.7%	-6.3 p.p.	31.2%	-3.8 p.p.	35.3%	24.7%	10.6 p.p.
Market penetration	99.0%	95.9%	3.1 p.p.	86.8%	12.2 p.p.	99.0%	86.8%	12.2 p.p.
SAC (R$)	62	71	-12.7%	78	-20.5%	68	88	-22.7%
Monthly Churn	2.9%	2.6%	0.3 p.p.	2.5%	0.4 p.p.	2.7%	2.5%	0.2 p.p.
ARPU (in R$/month)	25.2	25.0	0.8%	27.2	-7.4%	25.0	27.2	-8.1%
ARPU Inbound	9.3	9.4	-1.1%	11.0	-15.5%	9.6	11.1	-13.5%
ARPU Outgoing	15.9	15.6	1.9%	16.2	-1.9%	15.4	16.1	-4.3%
Total MOU (minutes)	115	114	0.9%	89	29.2%	115	82	40.2%
MOU Inbound	25	24	4.2%	28	-10.7%	25	28	-10.7%
MOU Outgoing	90	90	0.0%	61	47.5%	90	54	66.7%
Employees	13,296	13,266	0.2%	10,561	25.9%	13,296	10,561	25.9%
(*) source: Anatel

  Vivo recorded an increase of 18.2% in the total number of accesses in comparison to 3Q09 and closed the quarter with 57,714 thousand accesses.
  The market share of 30.14% represents an increase of 0.74 percentile points in relation to 3Q09. The market share of net additions recorded 35.3% in the year-to-date.
  The total net additions of 1,737 thousand accesses in 3Q10 shows a reduction in the volume of new accesses in relation to 2Q10 and 3Q09 due to seasonality and enhanced commercial focus on the postpaid segment. Out of the net additions, 41.5% were postpaid accesses, with 30.3% annual growth in the customer base in such segment, almost twice the growth recorded in the pre-paid segment, of 15.3%.
  The share of net additions of the postpaid segment was 49.8%. This result is due to the sales of the Vivo Você plan, which allows customized usage of data and voice, and to the increasing sales of access to 3G internet using smartphones and modems. The market share of postpaid accesses of Vivo recorded 35.3%.
  Such performance is explained by the strength of Vivo brand, consolidated by the unquestionable leadership in coverage and quality of the 3G network, the largest network of owned stores in Brazil and a portfolio of customized data and voice plans and promotions for each segment.

Attractiveness of the services strengthens leadership in the postpaid segment.

Increasing sale of accesses in 3G internet and strong adoption of the “Vivo Você” postpaid plans produce mix improvement.

Efficiency in attracting new customers reduces acquisition cost.
  SAC of R$ 62 in 3Q10 is 20.5% lower than in 3Q09. Such decrease reflects the reduction in almost all components of this indicator, especially subsidy, mainly because of gross additions without acquisition of handsets. When compared to 2Q10, which has historically recorded higher cost due to the campaigns in the period, the reduction is of 12.7%. Such reduction is due to the segmentation work in the acquisition and increased efficiency of the distribution channels.

  Churnof 2.9% in the quarter is 0.4 percentile points up in the comparison with 3Q09. The variation is mainly explained by the adaptation of the disconnection policy to a higher volume of SIM Cards, especially in the pre-paid segment.

ARPU records an increase in the quarter, maintaining the trend.
  The ARPU of R$ 25.2 in the quarter records an increase of 0.8% in relation to 2Q10 as a result of increased activity in the customer base, with increased consumption of voice and data services. The growth in the recharge volume and the increasing adoption of 3G data services is an evidence of that. When compared to 3Q09, the ARPU recorded a reduction of 7.4% arising out of the dilution effect caused mainly by the presence of multiple SIM Cards on the market.

  The Outgoing ARPU in 3Q10 recorded an increase of 1.9% in relation to 2Q10, arising out of increased consumption of minutes and usage of data. In the year-to-year comparison, the reduction of 1.9% confirms the trend of reduction of drop in the Outgoing ARPU recorded in the last two quarters, as shown.

  The Incoming ARPU, on its turn, decreased by 15.5% in the comparison of 3Q10 with the same period of last year, mainly due to the stimulation of traffic among Vivo customers.

  Worthy of mention is the data ARPU growth, which increased by 36.1% in relation to 3Q09, mainly due to higher use of ‘Vivo Internet’, driven by the aggressive selling of modems and smartphones and higher penetration of SMS services.

  The Blended MOUof 115 minutesin 3Q10 increased by 29.2% in relation to 3Q09 and by 0.9% in relation to 2Q10. The increase posted in the Outgoing MOU in the annual comparison was 47.5%. The growth in relation to the same period of last year is a result of the actions for stimulating usage since the fourth quarter 2009, with campaigns such as “Recarregue e Ganhe” and the “Vivo Você” plans, which aim at increasing usage habits.

Campaigns to stimulate usage increased outgoing traffic by 74.8%.
  In this aspect, the total traffic grew 53.1% in 3Q10 when compared to 3Q09 and 4.6% in relation to 2Q10, with increases of 74.8% and 4.2%, respectively, of the outgoing traffic, as a result of the continued of dissemination of the community concept and increase in the customer base.

OPERATING REVENUE

NET OPERATING REVENUES - VIVO
						Accumulated
R$ million (Consolidated)	3 Q 10	2 Q 10	Δ%	3 Q 09	Δ%	2010	2009	Δ%
Access and Usage	1,889.2	1,805.9	4.6%	1,783.4	5.9%	5,398.1	5,242.2	3.0%
Network usage	1,537.0	1,490.3	3.1%	1,531.5	0.4%	4,532.5	4,512.9	0.4%
Data Revenues plus VAS	842.7	802.1	5.1%	522.0	61.4%	2,331.7	1,441.7	61.7%
SMS + MMS	285.6	280.7	1.7%	193.8	47.4%	785.6	588.9	33.4%
Internet Revenues	457.0	424.9	7.6%	237.6	92.3%	1,248.3	596.2	109.4%
Other Data Revenues plus VAS	100.1	96.5	3.7%	90.6	10.5%	297.8	256.6	16.1%
Other services	38.7	31.5	22.9%	76.4	-49.3%	104.5	158.8	-34.2%
Net service revenues	4,307.6	4,129.8	4.3%	3,913.3	10.1%	12,366.8	11,355.6	8.9%
Net handset revenues	300.5	271.8	10.6%	261.6	14.9%	876.0	866.3	1.1%
Net Revenues	4,608.1	4,401.6	4.7%	4,174.9	10.4%	13,242.9	12,221.9	8.4%

Growth in the net service revenue maintained.	The total net revenue recorded a growth of 10.4% over 3Q09. Such variation was due to the growth in all the lines of service revenue due to increase in the customer base, higher activity in terms of consumption of minutes and, especially, increased use of Data and VAS services. Thus, the net service revenues in the quarter grew 10.1% in relation to the same period of last year, keeping the same growth rate obtained in 2Q10 over 2Q09.

Access and usage revenue grew 5.9% in relation to 3Q09 and 4.6% in relation to 2Q10 due to the high increase in the customer base in the last quarters, improvement in the customer mix and increased activity in the pre-paid segment, shown by the increase in recharges volume and, consequently, increase in voice services consumption.

Once again, due to the rationality of the campaigns, the increase in the consumption of voice services and the growth in the customer base, the profitability of the voice services revenue (voice service revenue excluding interconnection costs) recorded an increase of 5.1 percentile points in relation to the first quarter of the year.

Due to the growth of mobile-to-mobile incoming traffic, the network usage revenue (interconnection) increased by 3.1% in the quarter and recorded a slight growth of 0.4% in the year, thus reducing even more the dependence on interconnection revenues when considering the growth of the other revenues.

Data and VAS revenues grew 61.4% and 5.1% over 3Q09 and 2Q10, respectively, representing, in 3Q10, 19.6% of the Net Service Revenue. The main driver of this growth continues to be the significant increase in the number of customers of 3G plans (+112% year-to-year) as a result of Vivo’s leadership in network coverage and quality.

Mobile Internet revenues grew 92.3% over 3Q09 and 7.6% over 2Q10, accounting for 54.2% of the data revenue in 3Q10, obtained as a result of the incentives for use of such service through smartphones and modems. The revenue obtained from SMS + MMS grew 47.4%, when compared to 3Q09.

Annual growth of 61% in data revenues and of 92% in revenues from mobile internet services.

OPERATING COSTS

OPERATING COSTS - VIVO
						Accumulated
R$ million (Consolidated)	3 Q 10	2 Q 10	Δ%	3 Q 09	Δ%	2010	2009	Δ%
Personnel	(281.4)	(266.2)	5.7%	(205.7)	36.8%	(791.3)	(630.5)	25.5%
Cost of services rendered	(1,328.1)	(1,307.4)	1.6%	(1,165.5)	14.0%	(3,948.8)	(3,362.4)	17.4%
Leased lines	(90.7)	(84.4)	7.5%	(75.9)	19.5%	(259.5)	(232.4)	11.7%
Interconnection	(649.2)	(650.8)	-0.2%	(583.4)	11.3%	(1,971.9)	(1,689.1)	16.7%
Rent/Insurance/Condominium fees	(97.0)	(92.0)	5.4%	(90.7)	6.9%	(285.3)	(262.8)	8.6%
Fistel and other taxes and contributions	(280.6)	(285.7)	-1.8%	(254.0)	10.5%	(850.3)	(699.7)	21.5%
Third-party services	(191.8)	(181.3)	5.8%	(156.6)	22.5%	(542.7)	(445.4)	21.8%
Others	(18.8)	(13.2)	42.4%	(4.9)	283.7%	(39.1)	(33.0)	18.5%
Cost of goods sold	(431.5)	(394.0)	9.5%	(451.8)	-4.5%	(1,258.7)	(1,512.6)	-16.8%
Selling expenses	(895.6)	(953.8)	-6.1%	(847.4)	5.7%	(2,695.4)	(2,507.5)	7.5%
Provision for bad debt	(36.0)	(36.3)	-0.8%	(30.2)	19.2%	(114.7)	(173.0)	-33.7%
Third-party services	(737.7)	(780.9)	-5.5%	(669.3)	10.2%	(2,168.8)	(1,866.1)	16.2%
Customer loyalty and donations	(73.3)	(84.4)	-13.2%	(98.4)	-25.5%	(267.1)	(314.9)	-15.2%
Others	(48.6)	(52.2)	-6.9%	(49.5)	-1.8%	(144.8)	(153.5)	-5.7%
General & administrative expenses	(177.3)	(167.2)	6.0%	(154.1)	15.1%	(498.5)	(448.2)	11.2%
Third-party services	(144.2)	(136.3)	5.8%	(125.1)	15.3%	(403.5)	(363.0)	11.2%
Others	(33.1)	(30.9)	7.1%	(29.0)	14.1%	(95.0)	(85.2)	11.5%
Other operating revenue (expenses), net	43.6	29.7	46.8%	46.0	-5.2%	104.0	76.3	36.3%
Operating revenue	86.9	88.3	-1.6%	86.8	0.1%	261.4	208.5	25.4%
Operating expenses	(50.3)	(58.7)	-14.3%	(42.6)	18.1%	(170.4)	(162.4)	4.9%
Other operating revenue (expenses)	7.0	0.1	n.a.	1.8	288.9%	13.0	30.2	-57.0%
Total costs before depreciation / amortization	(3,070.3)	(3,058.9)	0.4%	(2,778.5)	10.5%	(9,088.7)	(8,384.9)	8.4%
Depreciation and amortization	(556.1)	(840.2)	-33.8%	(791.6)	-29.7%	(2,267.6)	(2,397.8)	-5.4%
Total operating costs	(3,626.4)	(3,899.1)	-7.0%	(3,570.1)	1.6%	(11,356.3)	(10,782.7)	5.3%

Rational costs and offers contributed to increased profitability.	The total operating costs, excluding depreciation and amortization expenses, came to R$ 3,070.3 million in 3Q10, recording an increase of 10.5% in the comparison with 3Q09. Such growth is due to the increased selling activity in the period, as evidenced by the 18.2% growth in the number of accesses, higher than the increase recorded in costs, as well as the increase in variable expenses arising out of higher service revenues. When compared to 2Q10, the operating costs recorded an increase of 0.4%.

The personnel expenses in 3Q10 recorded increases of 36.8% and of 5.7% in the comparison to 3Q09 and 2Q10, respectively. Such increase arises out of the incorporation, as from September 2009, of professionals who provide assistance in our own stores, thus reducing, on their turn, costs with outsourced labor and improving several operating indicators (lower turnover and more satisfaction of employees and customers).

The cost of services rendered in 3Q10 increased by 14.0% over 3Q09, as a result of the increase in the customer base and in the mobile usage. In this context, interconnection costs grew by 11.3%, expenses with third-party services grew 22.5% and costs of Fistel Fee and other taxes increased by 10.5%. When compared to 2Q10 there was a growth of 1.6%, due to the increase in some components, especially third-party services, partially offset by the reduction in the Fistel Fee and other taxes.

The cost of goods sold recorded a reduction of 4.5% in the comparison between 3Q10 and 3Q09, due to the increase in sales of SIM Cards and to a more restrictive policy for granting subsidies that links the expense to the expected usage profile of each customer. In relation to 2Q10, a growth of 9.5% was recorded, as a result of increased sales of terminals intended for retaining customers.

Reduction in expenses with commissions in relation to 2Q10.	In the 3Q10, the selling expenses increased by 5.7% in relation to 3Q09. The sales activity in the quarter increased the expenses with third-party services, especially commissions, due to the growth in accesses of the postpaid segment and data, in addition to the increase in advertising expenses. The reduction in outsourced labor costs in the own stores partially offsets such growth. In the comparison with 2Q10, the reduction of 6.1% is due to the drop in all expenses, especially third-party services, mainly because of lower expenses with commissions due to the adequacy of the commissions cost to the expected profitability of the customer.

The Provision for Doubtful Accounts (PDD) in 3Q10 increased 0.02 percentage point in relation to 3Q09. The amount of R$36.0 million corresponds to 0.55% of the total gross revenue, a slight increase in relation to 3Q09 (0.53%), which is impacted by extraordinary recoveries related to big corporate customers. In comparison with 2Q10, it remained stable due to the continuous improvement of the credit granting model and strict control over collection actions in all segments, with impact, mainly, over the most recent recovery level.

The general and administrative expenses grew by 15.1% in 3Q10 in relation to 3Q09 due to the increase in third-party services, especially collecting expenses due to a larger post-paid customer base and volume of recharge, besides the expenses with consultancy, auditing and legal services. In relation to the previous quarter, there was a variation of 6.0%, explained, mainly, by the increased expenses with third-party services.

Other Operating Revenues/Expenses, net, recorded revenues of R$ 43.6 million. The comparison with 3Q09 shows a reduction in other net revenues, especially with the increase in expenses with taxes, charges and contributions, partially offset by the revenue arising out of reversal of the net provision for retirement of property, plant & equipment. In relation to 2Q10, it recorded an increase of 46.8%.  Such variation also arises from the increase of revenue resulting from the reversal of the net provision for retirement of property, plant & equipment and other revenues.

EBITDA

EBITDA records increase of 10.1% YoY and margin records 33.4%	The EBITDA (earnings before interests, taxes, depreciation and amortization) in 3Q10 was R$ 1,537.8 million, an increase of 10.1% in relation to 3Q09, with an EBITDA Margin of 33.4%. When compared to 2Q10, the EBITDA recorded an increase of 14.5%. The result in 3Q10 reflects the continued growth in the service revenue, especially data revenue, combined with an efficient subsidy and sales commissions control and continuous improvement of processes. The increase in the number of accesses also benefited growth.

Breakdown of the Annual Changes in the EBITDA

R$ million

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses decreased by 29.7% and 33.8% in the comparison of 3Q10 over 2Q10, respectively, due to the end, in June 2010, of the depreciation of the CDMA equipment.

FINANCIAL RESULT

FINANCIAL REVENUES (EXPENSES) - VIVO
						Accumulated
R$ million (Consolidated)	3 Q 10	2 Q 10	Δ%	3 Q 09	Δ%	2010	2009	Δ%
Financial Revenues	67.0	39.9	67.9%	42.0	59.5%	216.1	179.7	20.3%
Income from Financial Transactions	39.9	20.0	99.5%	36.4	9.6%	85.3	146.3	-41.7%
Other financial revenues	27.1	21.5	26.0%	15.3	77.1%	132.4	52.5	152.2%
(-) Pis and Cofins taxes	0.0	(1.6)	n.a.	(9.7)	n.a.	(1.6)	(19.1)	-91.6%
Financial Expenses	(130.5)	(141.0)	-7.4%	(140.0)	-6.8%	(439.0)	(564.4)	-22.2%
Financial Expenses	(129.8)	(128.9)	0.7%	(166.9)	-22.2%	(420.6)	(596.3)	-29.5%
Monetary and exchange variations	(0.9)	(14.0)	-93.6%	23.8	n.a.	(21.3)	46.7	n.a.
Effects "Lei 11.638/07"	0.2	1.9	-89.5%	3.1	-93.5%	2.9	(14.8)	n.a.
Net Financial Income	(63.5)	(101.1)	-37.2%	(98.0)	-35.2%	(222.9)	(384.7)	-42.1%

Decrease of 35.2% in net financial expenses in comparison with 3Q09.	Vivo’s net financial expenses in 3Q10 decreased by R$ 34.5 million in the comparison with 3Q09. This decrease is mainly due to a lower debt level (R$ 4,284.5 in 3Q10 and R$ 5,167.3 in 3Q09), especially due to the payment to Anatel of the 3G licenses (fully paid in Oct/09), and lower debt service cost, resulting from the current breakdown of the debt, which is supported, basically, on structured transactions with development banks. Additionally, we recorded an increase in the financial revenue of 59.5% in 3Q10, due to the higher average volume of cash invested.

Vivo’s net financial expenses decreased by R$ 37.6 million in the comparison of 3Q10 over 2Q10. This decrease is mainly due to the higher financial investment’s interest revenue.

NET PROFIT

Net Profit of R$ 601.8 million in 3Q10.	The consolidated Net Profit of R$ 601.8 million in 3Q10 represents an increase of 80.9% in relation to 3Q09 and of 155.0% over 2Q10, reflecting the better operational performance, in addition to lower depreciation expenses and better financial result. In the year-to-date, such growth is of 59.1%. The positive results recorded in the last quarters show the consistent management of all the factors making up the result.

Evolution of the EBITDA up to the Net ProfitR$ million

 INDEBTEDNESS
LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	639.8	1,223.7	2.2	622.3	-	-
Debentures	1,482.8	-	-	-	-	-
Resolution 2770(***)	-	-	-	-	-	29.1
Law 4131(****)	-	-	-	256.1	-	-
Others	-	-	-	0.2	-	-
Adjust "Law 11.638/07"	2.8	-	-	29.1	(0.1)	31.8
Issue Costs	(3.5)	-	-	-	-	(3.5)
Total	2,121.9	1,223.7	2.2	907.7	29.0	4,284.5
Exchange rate used	1.000000	1.974080	0.033457	1.694200	0.020300
Payment Schedule
2010	93.9	86.7	0.6	259.9	-	441.1
As from 2010	2,028.0	1,137.0	1.6	647.8	29.0	3,843.4
Total	2,121.9	1,223.7	2.2	907.7	29.0	4,284.5

NET DEBT - VIVO
R$ million (Consolidated)	Sep 30, 10	Jun 30, 10	Sep 30, 09
Short Term	811.1	992.4	1,645.5
Long Term	3,473.4	3,596.0	3,521.8
Total debt	4,284.5	4,588.4	5,167.3
Cash and cash equivalents	(1,889.0)	(1,209.3)	(907.9)
Derivatives	16.3	(23.8)	(14.3)
Net Debt	2,411.8	3,355.3	4,245.1
(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).
(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant, considered as US$ and its wholly-owned subsidiaries.
** Resolution that refers to funding in foreign currency effected by Banks outside Brazil and internally transferred to the Company in the same currency.
*** Law that deals with funding in foreign currency effected by the company with Banks outside Brazil.

81% of the debt is on long term.

The Company closed 3Q10 with a gross debt of R$ 4,284.5 million, of which 21.9% is denominated in foreign currency. The exchange exposure of the debt is 100% covered by hedge transactions. The net debt recorded R$2,411.8 million.

Reduction of the net debt by 28.1% in the quarter.	In relation to 3Q09, the decrease of 43.2% in the net debt is due to cash generation, repayment of the debt relating to the 3G licenses, allied to lower debt service cost. In 3Q10, Vivo completed the contracting of the credit facility with the BNDES, referring to the Investment Support Program (PSI). This credit facility is in the amount of R$ 319.9 million, of which R$ 99.7 have been already drawn. These funds are being used for the acquisition of domestic equipment in network capacity expansion projects

In relation to 2Q10, Vivo’s net debt decreased by 28.1%, due to the consistent operating cash generation in the period.
INVESTMENTS (CAPEX)
CAPEX - VIVO
				Accumulated
R$ million (Consolidated)	3 Q 10	2 Q 10	3 Q 09	2010	2009
Network	467.7	264.4	327.5	946.7	1,089.6
Technology / Information System	90.1	119.7	105.3	239.0	232.1
Products and Services, Channels, Administrative and others	117.4	105.1	108.7	307.4	337.1
Total	675.2	489.2	541.5	1,493.1	1,658.8
% Net Revenues	14.7%	11.1%	13.0%	11.3%	13.6%

Vivo Internet Brazil plan expanded its 3G coverage and reaches 779 municipalities

CAPEX represents 14.7% of the net revenue in 3Q10. In the constant search for customer satisfaction, with high quality in service rendering, Vivo concentrates its investments in expanding the network capacity and quality as well as on information technology. In 3Q10, CAPEX totaled R$ 675.2 million. In the 2010 year-to-date, the total invested was R$ 1,493.1 million.

CASH FLOW

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED)
			Variation R$		Variation R$	Accumulated		Variation R$
(In millions of Brazilian reais)	3Q10	2Q10	2Q10X1Q10	3Q09	2Q10X2Q09	2010	2009	2010X2009
Cash generation provided by operating activities	1,372.3	1,236.4	135.9	790.6	581.7	3,001.5	2,902.1	99.4
Cash applied by investing activities	(392.9)	(275.5)	(117.4)	(545.3)	152.4	(1,119.4)	(1,810.1)	690.7
Cash flow after investing activities	979.4	960.9	18.5	245.3	734.1	1,882.1	1,092.0	790.1
Cash applied by financing activities	(300.9)	(610.7)	309.8	(1,096.7)	795.8	(1,306.1)	(2,417.5)	1,111.4
Cash flow after financing activities	678.5	350.2	328.3	(851.4)	1,529.9	576.0	(1,325.5)	1,901.5
Cash and Equivalents at the beginning	1,156.1	805.9	350.2	1,708.8	(552.7)	1,258.6	2,182.9	(924.3)
Cash and Equivalents at the end	1,834.6	1,156.1	678.5	857.4	977.2	1,834.6	857.4	977.2

Operating cash generation of R$ 1,372.3 million in 3Q10.	In the comparison with 3Q09, an increase of R$ 734.1 million was recorded in the cash flow generated after investment activities due to the increase of R$ 581.7 million in operating cash generation, which resulted, mainly, from the higher volume of operating cash generated in the period.
In relation to 2Q10, cash after investments increased only R$ 18.5 million. Despite the significant increase in cash generation, there was more cash consumption due to the higher volume of investments made in the period.

The cash flow after financing activities in 3Q10 increased by R$ 1,529.9 million in comparison to the same period of last year, due to the reduction in the volume of payments of loans and hedges, especially the payment to Anatel of the 3G license in 3Q09. In relation to 2Q10, the cash flow after financing activities increased by R$ 328.3 million due, mainly, to the payment, in April 2010, of dividends in the amount of R$ 416.9 million.

The figures mentioned here are part of the “Statement of Indirect Cash Flow” presented on page 17.

CAPITAL MARKET

Closing of Telefónica’s tender offer for the 50% stake held by PT in Brasilcel .	At July 28, 2010, by a relevant fact disclosed by Telefônica, a final agreement was entered into for the acquisition of a 50% stake held by PT Móveis, Serviços de Telecomunicações, SGPA, S.A. (“Portugal Telecom”) and by Portugal Telecom, SGPA, S.A. (“Portugal Telecom”) in Brasilcel N.V., for the price of 7.5 billion Euros, subject to approval by Anatel, for subsequent financial closing of the transaction.

At September 23, 2010, Anatel announced the approval of the request for prior consent to the above described acquisition, made by Telefónica.

At September 27, 2010, a relevant fact was disclosed by Telefônica, informing that on that date it acquired 50% of the shares in Brasilcel N.V. previously held by Portugal Telecom, effecting a first payment of 4.5 billion Euros, as agreed. The remaining balance for completing the 7.5 billion Euros shall be paid as follows: 1.0 billion Euros at December 30, 2010 and 2.0 billion Euros at October 31, 2011. Portugal Telecom may request this last payment to be advanced to July 29, 2011. In this case, the price of the last installment shall be reduced by approximately 25 million Euros. Consequently, Telefónica started holding the share control of Vivo Participações.

Summary shareholding structure after the acquisition by Telefónica. (excluding treasury shares).

Telefônica confirmed in the same relevant fact that it will launch a public offering of shares (“IPO”) for acquisition of the voting shares of Vivo Participações for the price equivalent to eighty percent (80%) of the amount paid by Telefónica to Portugal Telecom per voting common share of Vivo Participações.

CAPITAL STOCK OF VIVO PARTICIPAÇÕES on September 30, 2010
Shareholders	Common Shares		Preferred Shares		TOTAL
Brasilcel, N.V.	52,731,031	38.4%	91,087,513	34.6%	143,818,544	35.9%
Portelcom Participações S.A.	52,116,302	38.0%	24,669,191	9.4%	76,785,493	19.2%
TBS Celular Participações LTDA	17,204,638	12.5%	291,449	0.1%	17,496,087	4.4%
Controlling Shareholder Group	122,051,971	88.9%	116,048,153	44.1%	238,100,124	59.4%
Treasury shares	0	0.0%	1,123,725	0.4%	1,123,725	0.3%
Others shareholders	15,217,217	11.1%	146,272,761	55.5%	161,489,978	40.3%
TOTAL	137,269,188	100.0%	263,444,639	100.0%	400,713,827	100.0%

Stock market performance.	The São Paulo Stock Exchange Index (Ibovespa) closed 3Q10 with 69,430 points, accumulating gains of 1.23% in the year. Vivo’s shares were traded in 100% of the trading sessions in the quarter, showing the liquidity of our shares, which were priced at September 30 at R$ 114.50 for common shares, R$ 46.20 for preferred shares and US$ 27.17 for the ADRs traded at the NYSE.
At the quarter end, Vivo’s market value was R$ 28 billion.

At October 25, 2010, the Company effected the payment to the holders of common and preferred shares of the residual balance of the dividends (corresponding to 50% of the declared dividends), based on the 2009 year-end balance sheet. The amounts corresponding to such payment were R$ 0.130303230459 referring to interest on the gross own capital for common and preferred shares (R$ 0.11075774589, net of income tax) and of R$ 0.9138918337 referring to dividends to common and preferred shares. The total amount paid now, including interest on the own capital in the amount of R$ 104,135,762.30 (R$ 88,515,397.96 net of 15% withholding income tax) and deducted from the dividends, pursuant to article 9 of Law no. 9249/95, added by the dividends in the amount of R$ 730,364,262.13, totaled dividends of R$ 2,049299159273 per share, in the total net amount of R$  818,879,660.08.

At October 15, 2010, interests were paid in the total amount of R$ 46,178,675.11 referring to the 4th issue of debentures of the Company, being: R$ 5,260,696.84 of the 1st series, R$ 35,662,540.16 of the 2nd series, and R$ 5,255,438.11 of the 3rd series.

At October 19, 2010, the loan with Banco Caixa Geral de Depósitos, in the total amount of R$ 251,231,284.33 (equivalent to principal of USD 150,000 plus interest for the period and commissions) was repaid on the maturity date. The corresponding hedge was also repaid on this date with a positive adjustment of R$ 24,598,511.64.

At November 01, 2010, interests were paid in the total amount of R$ 30,354,713.34, referring to the 2nd issue of debentures of the Company, being: R$ 12,153,970.00 of the 1st series, and R$ 18,200,743.34, of the 2nd series.

Subsequent Events: Payment of the 2nd installment of the dividends. Payment of interest on debentures Repayment of loan

CONSOLIDATED INCOME STATEMENTS - VIVO PARTICIPAÇÕES S.A.
						Accumulated
R$ million	3 Q 10	2 Q 10	Δ%	3 Q 09	Δ%	2010	2009	Δ%
Gross Revenues	6,535.1	6,309.1	3.6%	5,737.0	13.9%	18,847.7	16,864.6	11.8%
Gross service revenues	5,840.8	5,646.8	3.4%	5,134.2	13.8%	16,781.9	14,929.0	12.4%
Deductions – Taxes and others	(1,533.2)	(1,517.0)	1.1%	(1,220.9)	25.6%	(4,415.0)	(3,573.4)	23.6%
Gross handset revenues	694.3	662.3	4.8%	602.8	15.2%	2,065.8	1,935.6	6.7%
Deductions – Taxes and others	(393.8)	(390.5)	0.8%	(341.2)	15.4%	(1,189.8)	(1,069.3)	11.3%
Net Revenues	4,608.1	4,401.6	4.7%	4,174.9	10.4%	13,242.9	12,221.9	8.4%
Net service revenues	4,307.6	4,129.8	4.3%	3,913.3	10.1%	12,366.8	11,355.6	8.9%
Access and Usage	1,889.2	1,805.9	4.6%	1,783.4	5.9%	5,398.1	5,242.2	3.0%
Network usage	1,537.0	1,490.3	3.1%	1,531.5	0.4%	4,532.5	4,512.9	0.4%
Data Revenues plus VAS	842.7	802.1	5.1%	522.0	61.4%	2,331.7	1,441.7	61.7%
SMS + MMS	285.6	280.7	1.7%	193.8	47.4%	785.6	588.9	33.4%
Internet Revenues	457.0	424.9	7.6%	237.6	92.3%	1,248.3	596.2	109.4%
Other Data Revenues plus VAS	100.1	96.5	3.7%	90.6	10.5%	297.8	256.6	16.1%
Other services	38.7	31.5	22.9%	76.4	-49.3%	104.5	158.8	-34.2%
Net handset revenues	300.5	271.8	10.6%	261.6	14.9%	876.0	866.3	1.1%
Operating Costs	(3,070.3)	(3,058.9)	0.4%	(2,778.5)	10.5%	(9,088.7)	(8,384.9)	8.4%
Personnel	(281.4)	(266.2)	5.7%	(205.7)	36.8%	(791.3)	(630.5)	25.5%
Cost of services rendered	(1,328.1)	(1,307.4)	1.6%	(1,165.5)	14.0%	(3,948.8)	(3,362.4)	17.4%
Leased lines	(90.7)	(84.4)	7.5%	(75.9)	19.5%	(259.5)	(232.4)	11.7%
Interconnection	(649.2)	(650.8)	-0.2%	(583.4)	11.3%	(1,971.9)	(1,689.1)	16.7%
Rent/Insurance/Condominium fees	(97.0)	(92.0)	5.4%	(90.7)	6.9%	(285.3)	(262.8)	8.6%
Fistel and other taxes and contributions	(280.6)	(285.7)	-1.8%	(254.0)	10.5%	(850.3)	(699.7)	21.5%
Third-party services	(191.8)	(181.3)	5.8%	(156.6)	22.5%	(542.7)	(445.4)	21.8%
Others	(18.8)	(13.2)	42.4%	(4.9)	283.7%	(39.1)	(33.0)	18.5%
Cost of handsets	(431.5)	(394.0)	9.5%	(451.8)	-4.5%	(1,258.7)	(1,512.6)	-16.8%
Selling expenses	(895.6)	(953.8)	-6.1%	(847.4)	5.7%	(2,695.4)	(2,507.5)	7.5%
Provision for bad debt	(36.0)	(36.3)	-0.8%	(30.2)	19.2%	(114.7)	(173.0)	-33.7%
Third-party services	(737.7)	(780.9)	-5.5%	(669.3)	10.2%	(2,168.8)	(1,866.1)	16.2%
Costumer loyalty and donations	(73.3)	(84.4)	-13.2%	(98.4)	-25.5%	(267.1)	(314.9)	-15.2%
Others	(48.6)	(52.2)	-6.9%	(49.5)	-1.8%	(144.8)	(153.5)	-5.7%
General & administrative expenses	(177.3)	(167.2)	6.0%	(154.1)	15.1%	(498.5)	(448.2)	11.2%
Third-party services	(144.2)	(136.3)	5.8%	(125.1)	15.3%	(403.5)	(363.0)	11.2%
Others	(33.1)	(30.9)	7.1%	(29.0)	14.1%	(95.0)	(85.2)	11.5%
Other operating revenue (expenses), net	43.6	29.7	46.8%	46.0	-5.2%	104.0	76.3	36.3%
Operating revenue	86.9	88.3	-1.6%	86.8	0.1%	261.4	208.5	25.4%
Operating expenses	(50.3)	(58.7)	-14.3%	(42.6)	18.1%	(170.4)	(162.4)	4.9%
Other operating revenue (expenses)	7.0	0.1	n.a.	1.8	288.9%	13.0	30.2	-57.0%
EBITDA	1,537.8	1,342.7	14.5%	1,396.4	10.1%	4,154.2	3,837.0	8.3%
Margin %	33.4%	30.5%	2.9 p.p.	33.4%	0.0 p.p.	31.4%	31.4%	0.0 p.p.
Depreciation and Amortization	(556.1)	(840.2)	-33.8%	(791.6)	-29.7%	(2,267.6)	(2,397.8)	-5.4%
EBIT	981.7	502.5	95.4%	604.8	62.3%	1,886.6	1,439.2	31.1%
Net Financial Income	(63.5)	(101.1)	-37.2%	(98.0)	-35.2%	(222.9)	(384.7)	-42.1%
Financial Revenues	67.0	39.9	67.9%	42.0	59.5%	216.1	179.7	20.3%
Income from Financial Transactions	39.9	20.0	99.5%	36.4	9.6%	85.3	146.3	-41.7%
Other financial revenues	27.1	21.5	26.0%	15.3	77.1%	132.4	52.5	152.2%
(-) Pis and Cofins taxes	0.0	(1.6)	n.a.	(9.7)	n.a.	(1.6)	(19.1)	-91.6%
Financial Expenses	(130.5)	(141.0)	-7.4%	(140.0)	-6.8%	(439.0)	(564.4)	-22.2%
Financial Expenses	(129.8)	(128.9)	0.7%	(166.9)	-22.2%	(420.6)	(596.3)	-29.5%
Monetary and exchange variations	(0.9)	(14.0)	-93.6%	23.8	n.a.	(21.3)	46.7	n.a.
Effects "Lei 11.638/07"	0.2	1.9	-89.5%	3.1	-93.5%	2.9	(14.8)	n.a.
Taxes	(316.4)	(165.4)	91.3%	(174.1)	81.7%	(634.0)	(379.7)	67.0%
Minority Interest	0.0	0.0	n.a.	0.0	n.a.	0.0	(27.4)	n.a.
Net Income	601.8	236.0	155.0%	332.7	80.9%	1,029.7	647.4	59.1%

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Sep 30. 10	Dec 31. 09	Δ%
Current Assets	7,065.8	6,003.0	17.7%
Cash and equivalents cash	1,834.6	1,258.6	45.8%
Temporary cash investments (collateral)	35.7	39.2	-8.9%
Net accounts receivable	2,674.1	2,546.8	5.0%
Inventory	381.5	423.6	-9.9%
Deferred and recoverable taxes	1,438.1	1,186.2	21.2%
Deposits and blokages court	236.8	200.9	17.9%
Derivatives transactions	0.4	14.7	-97.3%
Prepaid Expenses	286.9	162.0	77.1%
Other current assets	177.7	171.0	3.9%
Non- Current Assets	14,255.9	15,124.8	-5.7%
Long Term Assets:
Temporary cash investments (as collateral)	54.4	51.3	6.0%
Deferred and recoverable taxes	3,299.6	3,670.1	-10.1%
Deposits and blokages court	873.8	609.0	43.5%
Derivatives transactions	134.3	137.1	-2.0%
Prepaid Expenses	25.1	23.4	7.3%
Other long term assets	1.5	3.0	-50.0%
Investment	0.1	0.1	0.0%
Plant, property and equipment	5,863.2	6,408.5	-8.5%
Net intangible assets	4,003.9	4,222.3	-5.2%
Total Assets	21,321.7	21,127.8	0.9%
LIABILITIES
Current Liabilities	6,701.4	6,451.5	3.9%
Personnel, tax and benefits	210.6	161.3	30.6%
Suppliers and Consignment	2,944.8	3,053.6	-3.6%
Taxes, fees and contributions	1,269.6	953.4	33.2%
Loans and financing	743.4	688.4	8.0%
Debentures	67.7	266.3	-74.6%
Interest on own capital and dividends	440.9	322.4	36.8%
Contingencies provision	123.8	134.2	-7.7%
Derivatives transactions	58.2	31.0	87.7%
Deferred Revenues	507.6	524.7	-3.3%
Other current liabilities	334.8	316.2	5.9%
Non-Current Liabilities	4,942.1	5,417.6	-8.8%
Long Term Liabilities:
Taxes, fees and contributions	954.0	765.0	24.7%
Loans and financing	2,059.1	2,306.6	-10.7%
Debentures	1,414.3	1,863.2	-24.1%
Contingencies provision	165.0	143.9	14.7%
Derivatives transactions	92.9	131.4	-29.3%
Deferred Revenues	46.3	34.4	34.6%
Other long term liabilities	210.5	173.1	21.6%
Shareholder's Equity	9,678.2	9,258.7	4.5%
Total Liabilities and Shareholder's Equity	21,321.7	21,127.8	0.9%

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED)
In million of R$
CASH FLOW GENERATED FROM OPERATING ACTIVITIES	3 Q 10	2 Q 10	3 Q 09	Accum 2010	Accum 2009
Net profit for the period	601.8	236.0	332.7	1,029.7	647.4
Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Minority interest	-	-	-	-	27.4
Depreciation and amortization	556.1	840.2	791.6	2,267.6	2,397.8
Losses(gains) in investment	-	-	-	-	2.0
Residual cost of written-off fixed assets	(13.6)	(2.5)	1.1	(15.8)	1.5
Provisions (reversals) for inventory losses	5.0	(10.3)	(8.4)	(9.2)	(14.1)
Provisions for disposal of assets	(0.1)	(0.7)	(1.9)	(3.1)	(2.7)
Provisions (reversals) for suppliers	3.6	(56.8)	46.4	(22.0)	(19.1)
Losses(gains) in forward and swap contracts	57.2	(14.4)	37.5	21.8	400.8
Provisions (reversals) for taxes and contributions	7.2	23.8	4.7	128.4	68.6
Losses in loans, financing and debentures	(38.1)	29.0	(20.7)	18.9	(301.4)
Monetary and exchange variations	(1.8)	6.8	(0.7)	(18.3)	10.5
Provisions for doubtful accounts	36.0	36.3	30.2	114.7	173.0
Provisions for contingencies	33.6	30.8	31.5	96.8	101.3
Provisions (reversals) for customer retention program	5.3	6.7	(40.7)	16.8	(52.1)
Deferred income tax	141.2	105.4	49.3	290.5	155.5
Post-employment benefit plans	(0.2)	(0.3)	0.6	(0.6)	1.8
Increase in operating assets
Accounts receivable	(164.0)	(28.0)	(227.9)	(242.0)	(127.7)
Inventory	11.9	(85.9)	(59.3)	51.3	304.1
Deferred and recoverable taxes	(124.1)	(88.3)	(127.4)	(178.6)	(79.1)
Other current and non-current assets	190.5	173.4	186.8	(328.8)	(68.1)
Reduction in operating liabilities:
Labor, payroll charges and pension benefits	45.8	8.8	19.2	49.3	(10.5)
Suppliers and accounts payable	(192.1)	(30.1)	(178.4)	(455.4)	(626.2)
Interest on loans, financing and debentures	22.8	(34.6)	(243.2)	(36.4)	(161.8)
Taxes, duties and contributions	184.5	101.5	114.1	314.8	137.8
Provisions for contingencies	(31.4)	(29.4)	(38.2)	(92.0)	(97.1)
Other current and non-current liabilities	35.2	19.0	91.7	3.1	32.5
Cash generated from operating activities	1,372.3	1,236.4	790.6	3,001.5	2,902.1
CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Additions to property, plant & equipment and intangible assets	(395.3)	(276.6)	(546.0)	(1,124.5)	(1,821.8)
Aplication in investments funds	-	-	-	-	8.8
Proceeds from disposal of property, plant & equipment	2.4	1.1	0.7	5.1	2.9
Cash used in investment activities	(392.9)	(275.5)	(545.3)	(1,119.4)	(1,810.1)
CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Funding from loans, financing and debentures	-	361.9	677.8	471.9	1,012.4
Repayment of loans, financing and debentures	(289.0)	(551.7)	(1,757.9)	(1,274.9)	(3,385.1)
Receipts (payments) for forward contracts and swaps	(11.7)	(4.0)	(19.5)	(9.2)	75.7
Receipts for stock replacement - share fractions	-	-	3.3	-	3.3
Payments of dividends and interest on own capital	(0.2)	(416.9)	(0.1)	(493.8)	(122.8)
Receipts (payments) for stock grouping, net	-	-	(0.3)	(0.1)	(1.0)
Cash used in financing activities	(300.9)	(610.7)	(1,096.7)	(1,306.1)	(2,417.5)
CASH INCREASE	678.5	350.2	(851.4)	576.0	(1,325.5)
CASH
Initial balance	1,156.1	805.9	1,708.8	1,258.6	2,182.9
Final balance	1,834.6	1,156.1	857.4	1,834.6	857.4
	678.5	350.2	(851.4)	576.0	(1,325.5)

CONFERENCE CALL – 3Q10

In Portuguese

Date: November 10, 2010 (Wednesday)
Time: 10:00 a.m. (Brasília time) and 07:00 a.m. (New York time)
Telephone number: (55 11) 2188-0188
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available until November 17, 2010 at telephone number (55 11) 2188-0155 - code: Vivo or in our website

In English

Date: November 10, 2010 (Wednesday)
Time: 12:00 p.m. (Brasília time) and 09:00 a.m. (New York time)
Telephone number: (+1 412) 317-6776
Conference Call Code: Vivo
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available until November 17, 2010 at telephone number +1(412) 317-0088 - code: 445542# or in our website.

VIVO – Investor Relations
Cristiane Barretto Sales Carlos Raimar Schoeninger Luis Carlos Plaster

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172 e-mail: ir@vivo.com.br Information available in our website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY
Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts  = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
SE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (post paid + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies + free lease to corporate customers (PJ) + Fistel) / gross additions.
VC – amount owed by the User, per time unit, for the communication.
VC1 – amount owed by the User, per time unit, for a call made to a STFC Access Code in the internal geographic area of the Registration Area of the call originated.
VC2 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located but inside his/her primary area code.
VC3 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located and outside his/her primary area code.
VU-M – amount payable to a SMP Operator, per time unit, for the use of its network (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts revenue and interconnection cost. Application of Partial Bill &Keep ceased as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.